UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

KKR FS Income Trust Select

(Name of Subject Company (Issuer))

KKR FS Income Trust Select

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: 48256J 108

(CUSIP Number of Class of securities)

Michael C. Forman

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by KKR FS Income Trust Select (the “Company”), with the U.S. Securities and Exchange Commission on June 2, 2025 (together with Amendment No. 1 thereto filed by the Company with the SEC on July 7, 2025, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 951,352 shares of its outstanding Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company (“Shareholders”) at a purchase price equal to the net asset value per Share as of June 30, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

-	The Company has received the final results of the tender offer, which expired at 11:59 p.m., Eastern Time, on June 30, 2025;

-	9,518.265 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per share as of June 30, 2025.

-	The number of Shares that the Company has accepted for purchase in the Offer represents less than 1% of the total number of Shares outstanding as of March 31, 2025.

-	On July 23, 2025, the Company determined that, as of June 30, 2025, the net asset value per Share was $25.55 per Share.

-	The aggregate purchase price for the 9,518.265 Shares validly tendered and not withdrawn equals $240,672.75, representing the June 30, 2025 net asset value of the total amount of Shares accepted for purchase by the Company, less the early repurchase deduction, as applicable, which amount will be paid by the Company pursuant to the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR FS Income Trust Select

Date: July 28, 2025	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary